Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300, Dallas, TX 75219-4541, (214) 559-0300, (214) 559-0301 facsimile

May 12, 2011

VIA EDGAR TRANSMISSION

Mr. Douglas Brown
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:
Dorchester Minerals, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Response Letter Dated January 11, 2011
File No. 0-50175

Dear Mr. Brown,

Dorchester Minerals, L.P. (the “Partnership”) has the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter of December 29, 2010.  The Partnership’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.

General

Comment No. 1

We note that you recently faxed us your response to our comments issued June 14, 2002 per our request.  Please submit such response via EDGAR as correspondence with a cover letter describing the response and date it was originally submitted.

Response:       The Partnership confirms that it will submit via EDGAR its response to the Staff’s comments issued June 14, 2002 with a cover letter describing the response and the date it was originally submitted.

Form 10-K for the Fiscal Year Ended December 31, 2010

Comment No. 2       Acreage Summary, page 18

We note your response to comment 4 from our letter dated December 29, 2010.  Please revise your disclosure to provide an explanation as to the reason you do not disclose the amount of developed and undeveloped acreage in connection with your royalty properties and net profits interests.

Mr. Douglas Brown
May 12, 2011

Response:     The Partnership notes your comment and confirms that, in future filings, it will revise its disclosure to provide an explanation as to the reason it does not disclose the amount of developed and undeveloped acreage in connection with its royalty properties and net profits interests.

Comment No. 3       Acquisition for Units, page F-11

We note your reference to an effective registration statement on Form S-4 registering 5,000,000 common units that may be offered and issued by you from time to time in connection with asset acquisitions or other business combination transactions.  We also note that you conducted offerings under the S-4 on March 31, 2010 and June 30, 2009.  Assuming you are referencing your registration statement on Form S-4 filed in May 2005 (File No. 333-124544), we note that such registration statement was not amended in connection with these transactions.  Please tell us how you have complied with the Form S-4 requirements with respect to the March 2010 and June 2009 transactions.  Please refer to General Instruction H to Form S-4 and Item 22(c) of Form S-4.

Response:      The Partnership has relied on guidance from the Commission contained in a no-action letter styled Service Corp. Int’l (available Dec. 2, 1985) to comply with the Form S-4 requirements with respect to the March 2010 and June 2009 transactions.  In the Service Corp. Int’l no-action letter, the Commission set forth certain procedures for making acquisitions pursuant to a shelf registration statement, including, among other things, that

“[i]f the registrant is a Form S-3 company and elects to use Form S-3 level disclosure on Form S-4, incorporation by reference of the required information from other filings may substitute for the filing of . . . a post-effective amendment, so long as the other filings contain all of the information specified by Form S-4, as contemplated by Item 512(a) of Regulation S-K.”

The Partnership is, and at the time of the March 2010 and June 2009 transactions was, a Form S-3 eligible issuer.  In reliance on the Commission’s guidance in the Service Corp. Int’l no-action letter, the Partnership filed current reports on Form 8-K with the Commission on April 6, 2010 and July 6, 2009 containing all of the information specified by Form S-4, as contemplated by Item 512(a) of Regulation S-K, with respect to the March 2010 and June 2009 transactions, respectively, in lieu of filing a post-effective amendment to its Form S-4 registration statement.

Additionally, the Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Douglas Brown
May 12, 2011

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to William Casey McManemin at (214) 559-0300.

Very truly yours, /s/ William Casey McManemin